Offering Statement for
Leo Aerospace LLC ("Leo Aerospace")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Leo Aerospace LLC

Eligibility

2. **The following are true for Leo Aerospace LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Drew Sherman

Drew Sherman is from Columbus, Ohio. He recently graduated with a B.S.in Aeronautical and Astronautical engineering from Purdue University. Drew has completed two internships for Northrop Grumman's Vehicle Engineering sector in Los Angeles. His tasks included developing user interfaces for controlling an aircraft, aircraft engine performance, and analyzing power-thermal management systems. He is also the Vice President of Vehicle Engineering for Leo Aerospace. Drew is pursuing a master's degree at Purdue University in Engineering Management with an emphasis on propulsion. His hobbies include soccer, Android, hiking, and snowboarding. Employment History: Jan 2015 – Jan 2016: Student (Purdue University) Jan 2016 – May 2016: Student (University of Bristol, England) May 2016 – August 2016: College Technical Intern at Northrop Grumman Corporation (Redondo Beach, CA) August 2016 – May 2017: Student (Purdue University) May 2017 – August 2017: Intern at Northrop Grumman Corporation (Redondo Beach, CA) August 2017 – Present: Student (Purdue University) October 2017 – Present: VP of Vehicle Engineering at Leo Aerospace (Marina del Rey, CA)

Mike Hepfer

Mike Hepfer is from Grandville, Michigan. He is a student at Purdue University studying Industrial Engineering and Entrepreneurship. He has a background in robot design and fabrication. Mike is the current President and Program Director of Purdue Orbital, a student run design-build-test team that is pursuing ambitious goals in the aerospace field. He has served as a Mechanical Design Intern for Ugo Labs where he designed and fabricated prototype components for a fully automated smoothie machine. Mike also worked as a Mechanical Engineering Intern for JR Automation. Mike will serve as the Vice President of Production for Leo Aerospace. In the off hours Mike enjoys exploring the outdoors and the occasional good book. Employment History: Jan 2015 – May 2016: Student (Purdue University) June 2016 – August 2016: Mechanical Design Intern at Ugo Smoothies (Montreal, Canada) August 2016 – May 2017: Student (Purdue University) May 2017 – August 2017: Mechanical Engineering Intern at JR Automation (Grand Rapids, MI) August 2017 – Present: Student (Purdue University) October 2017 – Present: VP of Product Development at Leo Aerospace (Marina del Rey, CA)

Abishek Murali

Abishek Murali was born in Mysore, India but grew up in Federal Way, WA. He earned his B.S. in Aeronautical and Astronautical Engineering from Purdue University in May 2017. Abishek was a 3-term co-op at ATA Engineering, a consulting firm that performs analysis, testing, and design work for many prime engineering contractors. Currently, Abishek is interning at NASA's Johnson Space Center performing software testing and software development to aid in the launch of SLS, NASA's next generation rocket. Abishek is currently pursuing a graduate degree in Engineering Management at Purdue University. He is serving as the Vice President of Mission Engineering. Abishek's hobbies include tennis, climbing, hiking, and martial arts. Employment History: Jan 2015 – May 2015: Intern at ATA Engineering (Herndon, VA) June 2015 – May 2016: Student (Purdue University) May 2016 – August 2016: Intern at ATA Engineering (Lakewood, CO) August 2016 – May 2017: Student (Purdue University) May 2017 – August 2017: Intern at Stinger Ghaffarian Technologies (Houston, TX) August 2017 – Present: Student (Purdue University) October 2017 – Present: VP of Mission Engineering at Leo Aerospace (Marina del Rey, CA)

Bryce Prior

Bryce Prior is from Nashville, Tennessee. He is a graduate of the Purdue University School of Aeronautical and Astronautical Engineering where he studied space propulsion and vehicle design. He has held a full-time research position for the Institute of Aerodynamics and Flow Mechanics at the Deutsches Zentrum fur Luft- und Raumfahrt (German Aerospace Center) in Braunschweig, Germany. Bryce has previously interned with, and is now an employee of Northrop Grumman. At Northrop, Bryce works as a Propulsion Engineer for James Webb Space Telescope and as a Test Engineer for a wide variety of cryocooler technologies. For Leo Aerospace, Bryce serves as the Vice President of Operations and Strategy. When Bryce isn't working, he enjoys a wide variety of extreme sports, from surfing and wake boarding to rock climbing and skiing. Employment History: Jan 2015 – May 2015: Student (Purdue University) May 2015 – July 2015: College Technical Intern at Northrop Grumman Corporation (Redondo Beach, CA) July 2015 – Jan 2016: Student (Purdue University) Jan 2016 – March 2016: Aerodynamics Intern at German Aerospace Center (Braunschweig, Germany) March 2016 – August 2016: Student (Technical University of Braunschweig) August 2016 – May 2017: Student (Purdue University) May 2017 – August 2017: Unemployed August 2017 – January 2018: Propulsion Engineer at Northrop Grumman Corporation (Redondo Beach, CA) October 2017 – Present: VP of Operations and Strategy at Leo Aerospace (Marina del Rey, CA)

Dane Rudy

Dane Rudy is from the Wisconsin side of the Twin Cities area up in the Great North. He is a graduate of the Purdue University School of Mechanical Engineering. He has held an engineering role at Orbital ATK, a full-time research position at the TU-Braunschweig Institute for Avionics in Germany, and a vehicle engineering position at Northrop Grumman. Dane also completed the national I-Corps program as Technical Lead. Dane is the CEO of Leo Aerospace and will actively manage the team and lead the communication of technical work. In his free time Dane enjoys rock climbing, surfing, and getting out into the abundant wild areas in southern California. Employment History: Jan 2015 – May 2015: Student (Purdue University) May 2015 – July 2015: College Technical Intern at Orbital ATK (Clearfield, UT) July 2015 – Jan 2016: Student (Purdue University) Jan 2016 – June 2016: Student (Universidad Carlos III, Madrid) June 2016 – August 2016: Student Researcher (Technical University of Braunschweig) August 2016 – May 2017: Student (Purdue University) May 2017 – January 2018: Intern at Northrop Grumman Corporation (Redondo Beach, CA) October 2017 – Present: CEO at Leo Aerospace (Marina del Rey, CA)

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Dane Rudy

Securities:	180,000
Class:	Membership Interest Units
Voting Power:	20.0%

Bryce Prior

Securities:	180,000
Class:	Membership Interest Units
Voting Power:	20.0%

Andrew Sherman

Securities:	180,000
Class:	Membership Interest Units
Voting Power:	20.0%

Abishek Murali

Securities:	180,000
Class:	Membership Interest Units
Voting Power:	20.0%

Michael Hepfer

Securities:	180,000

| Class: | Membership Interest Units |
| Voting Power: | 20.0% |

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The emerging microsatellite ecosystem is hindered by a single outstanding problem: Access to space. To address this problem and realize the incredible potential in this market, Leo Aerospace is developing a rockoon: a rocket launched from a high-altitude balloon. The current launch model for microsatellite developers requires them to "ride share" with large satellites (such as government payloads or GPS satellites) on larger rockets. When ride sharing, small satellite "secondary payloads" do not receive any form of priority treatment from the launch provider. Orbital destinations and launch dates are set by the primary payload. As a result, small satellite developers are beholden to the whims of primary payload developers. This means that launch date slips, technology restrictions, and other technical complications are all routine hassles for small satellite developers and currently must be accepted as a fact of life. In speaking with over 160 board members, engineers, executives, and launch procurement managers we discovered that these issues not only limit the capabilities of small satellite developers, but can lead to devastating business consequences. Leo Aerospace is developing a solution to the microsatellite launch problem. Our core technology is a rockoon—a rocket launch from a high-altitude balloon. By taking advantage of such a technology, we are able to tailor our launch vehicle and its operational capabilities to the exact needs of microsatellite developers. By reducing cost to orbit, lead-time before launch, and turn-around-time between launches, Leo Aerospace can deliver the operational capabilities to microsatellites that have previously been unavailable. The technology that drives Leo Aerospace began as an academic project at Purdue University. After two years of analysis and hardware de-risking, the technology was ready to evaluate from a commercialization standpoint. We conducted intense customer discovery and market validation through the National Science Foundation I-corps program. Working with an incredible mentorship team we solidified our understanding of the emerging small-satellite ecosystem. While we are proud of our diverse engineering base, Leo pulls on the mentorship of various successful entrepreneurs, corporate executives, businessmen and women, and engineers as well as the technical leadership of our esteemed advisor Dan Dumbacher.

For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Leo Aerospace LLC speculative or risky:**
    1. Space and Defense is by nature an industry that requires large amounts of capital and longer time frames. Despite this, the reward can be enormous as seen in the ever growing industry.
    2. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned prototypes, testing etc. or obtain necessary regulatory approvals or commercialize its products.
    3. The Company will require substantial future capital in order to continue to conduct the research, development, and regulatory activities necessary to bring the product to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.
    4. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable.
    5. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in production of aerospace products. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated development difficulties and risks associated with the need for regulatory approval from relevant regulatory bodies around the world.
    6. Because the Company is focused on product development, the Company has not generated any product revenues to date. The Company has incurred losses and expects to continue to incur losses for the foreseeable future.
    7. The process of developing the Company's products requires significant research and laboratory testing, launch licensing, and regulatory approvals, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
    8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

The Offering

Leo Aerospace LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $400,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We anticipate we will use the offering proceeds over a 6-month period to support the team and continue detailed analysis and prototyping.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$400,000
Less: Offering Expenses	$490	$19,600
Net Proceeds	$9,510	$380,400
Compensation for managers	$9,510	$50,000
Working Capital	$0	$285,300
Analysis Software	$0	$5,000
Prototyping	$0	$25,000
Travel	$0	$7,000
Office Space/Overhead	$0	$3,000
Miscellaneous	$0	$5,100
Total Use of Net Proceeds	$9,510	$380,400

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Leo Aerospace LLC must agree that a transfer agent, which keeps the records of all of our outstanding Membership Interest Units, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Membership Interest Units at an offering price of $4.44 per share.

14. **Do the securities offered have voting rights?**

   The Membership Interest Units are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Interest Units	1,000,000	900,000	Yes	Refer to Operating Agreement, as amended, for complete terms for holders of Membership Interest Units.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

We only have common membership interest units issued, so there are no other outstanding securities with rights that would affect purchasers of securities on Netcapital.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    Minority owners are subject to the decisions of the board and the majority holders, who will govern the company at their discretion to the best of their ability. Our Operating Agreement can be amended by the majority holders of the membership interest units. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Leo Aerospace LLC conducted within the past three years?**

    None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Since our inception on October 16, 2017, we have not had significant activity. We recorded legal fees of $1,556 for the period ended December 31, 2017, and a net loss of the same amount. To initially capitalize the company, we sold membership interest units to our founders, for a total of $9,858. At December 31, 2017, we have a cash balance of $9,798. We do not have ample sources of capital to fund our business. We plan to raise money via this offering and within six months bring our ideas and prototyping to a position where we can raise additional capital.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.PDF

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of

securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the

United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Leo Aerospace LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

| Certificate of Formation: | certificateofformation.pdf |
| Operating Agreement: | operatingagreement.pdf |

Opportunity:

| Offering Page JPG: | offeringpage.jpg |
| Pitch Deck: | pitchdeck.pdf |

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: leoaerospace.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.